Mail Stop 3561

June 5, 2006

Buddy Young
President and Chief Executive Officer
Advanced Media Training, Inc.
17337 Ventura Boulevard, Suite 208
Encino, California 91316

> **Re:** **Advanced Media Training, Inc.**
> **Schedule 14C Information**
> **Filed May 4, 2006**
> **File No. 000-50333**

Dear Mr. Young:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14C

General

1. Revise the letter to shareholders on page 3 and the summary term sheet on page 5 to clearly indicate the purpose of the increase in authorized shares and its relationship with the contemplated acquisition of the remaining 92% of Dematco.

2. Please move the summery term sheet to the first or second page of the disclosure document. Refer to Instruction 2 of Item 1001 of Regulation M-A.

3. In your response letter please identify the exemption from the registration requirements of the Securities Act you will rely upon with respect to the issuance of the common stock to Dematco shareholders.

4. Please revise the disclosure to provide the information required by Item 14(c) of Schedule 14A.

5. Please consider moving the financial statements to the back of the document to make the document readable.

General Information, page 3
No False or Misleading Statements, page 4

6. Please delete these sections from the document.

Item 6 to 14A. Voting Securities and Principal Holders Thereof, page 4

7. Pursuant to Item 6(d) of Schedule 14A, please provide the disclosure required by Item 403 of Regulation S-B.

Item 11 of 14A, Authorization or Issuance of Securities Otherwise than for Exchange, page 5

8. Please provide the disclosures required by Item 11 of Schedule 14A.

Item 13 of 14A, Financial and Other Information, page 5

9. Pursuant to Item 11(e) of Schedule 14A, please provide the disclosures required by Item 13(a) where applicable.

Item 14 of 14A, Mergers, Consolidations, Acquisitions and Similar Matters, page 5
Item 14(b)(1). Summary of Terms, page 5

10. Supplementally explain to us how you determined the market price of your common stock used in the March 20, 2006 transaction. In this regard, we note that you issued 1,200,000 shares of your common stock, valued at $60,000 (or $.05 per share), to two consultants during January 2006. We also note the disclosure in Item 5 of your most recent Form 10-K filing, which states there is currently no public market for your common stock.

11. We note that the entity to be acquired, Dematco Limited, recently fully impaired the proprietary dematerialization technology that was its principal asset. Also, you state that Dematco's stock was valued by the parties at $1.00 per share, which would attribute a value of $101 million to Dematco's $101 million outstanding shares. However, according to Dematco's March 31, 2006 balance sheet, its only

remaining asset is $6,884 in cash. Supplementally explain to us how the valuation of $1.00 per share for Dematco's stock was determined by the parties.

12. Because the option fixes the price of Dematco's shares at $1.00, but the exercise price of your shares may fluctuate according to the market, please discuss the implications if the number of newly authorized shares is not sufficient to support the planned acquisition of Dematco.

Item 14(b)(3). Business Conducted, page 5

13. You describe an agreement, dated April 3, 2006, whereby Dematco agreed to provide its "dematerialization" technology to Societe Bancaire Privee (SBP). However, you did not discuss the fact that you issued a zero percent convertible debenture to SBP and received $500,000 on February 28, 2006, as disclosed in your most recent Form 10-Q filing. Please expand the discussion in your Information Statement to fully describe the relationship between all parties (i.e., you, Dematco and SBP). Also, discuss the valuation of your equity in the Dematco transaction as compared to SBP's conversion option. After accounting for the $412,606 debt discount on the $500,000 principal amount of the convertible note payable to SBP, it appears the conversion option is about $.10 per share.

14. We note from your disclosure on page 5 of your Form 10-KSB that your agreement with The Hathaway Group was scheduled to expire on December 31, 2005, and that you were making efforts to extend the contract. Please revise here and the disclosure in your 10-KSB to clarify whether or not the contract was extended, and if not, what the implications are to your business.

15. We note from your disclosure on page 6 of your Form 10-KSB that you are no longer selling the videos (i) LEADERSHIP AND THE NEW SCIENCES and (ii) IT'S A WONDERFUL LIFE: LEADING THROUGH SERVICE. However, your disclosure here indicates that these videos are still being distributed. Please clarify and revise accordingly.

16. Please provide evidence that your competitors generally have non-exclusive distribution agreements with a number of distributors or revise to remove the assertion.

Item 14(b)(7) Past contracts, transactions or negotiations, page 8

17. Please revise your disclosure to provide the information required by Item 1005(c) and (e) of Regulation M-A. Refer to the Instructions to Item 1005(e).

18. Please delete the last two sentences on page 8.

Item 14(b)(8), Selected Financial Data, page 9

19. We note that you are incorporating by reference the company's Exchange Act filings in response to this Item. Please revise or add a separate statement as to what you are incorporating by reference in accordance with Note D of Schedule 14A.

Item 14(b)(9), Pro Form Selected Financial Data, page 9

20. We note from your disclosure on page 9 and elsewhere in your filing that you have not provided pro forma financial statements. It is unclear why pro forma information has not been provided as the financial statement impact of the Dematco transaction appears to be material. Supplementally explain why you have not included pro forma information, or provide such information in an amendment.

21. As a related matter, it is unclear from the information presented how you plan to record the Dematco transaction. Supplementally explain your proposed accounting treatment and your basis in US GAAP for such treatment. We may have further comment on your response.

Dematco Limited Financial Statements

Statement of Cash Flows, page 14

22. Please revise the description of the impairment of the dematerialization technology to read "impairment," not "revaluation," as the term "revaluation" implies mark-to-market accounting.

23. The caption on the second column should not refer to a year, but rather only to the period from November 1, 2005 (inception) to December 31, 2005. This comment also applies to the statements of operations on page 12.

Note 1 – General Organization and Business, page 15

24. At the end of the second paragraph reference is made to "Note 7 – Subsequent Events" for details. However, there are only six (6) footnotes to Dematco's financial statements. Please revise, as appropriate.

Note 2 – Summary of Significant Accounting Policies, page 15
Loss on Revaluation of Long-Term Assets, page 16

25. It is unclear how the value of the dematerialization technology was initially established during November 2005 in light of the fact the value of the technology was almost immediately characterized as "extremely difficult to confirm" and therefore revalued to zero. Since the dematerialization technology represents a

non-monetary intangible asset, which was transferred from the founders of Dematco in exchange for all of Dematco's stock, it may be appropriate to record such an asset at the transferors' historical cost. See Staff Accounting Bulletin No. 48 for guidance.

Revenue Recognition, page 16

26. We note that the only disclosure under revenue recognition is that Dematco is in the development stage and has no revenue. However, the disclosure on page 6 states that Dematco has entered into a revenue sharing agreement with SBP. As such, please revise this disclosure to include your expected revenue recognition policy in the event the parties create a marketable product.

Note 3 – Going Concern, page 17

27. Please expand the disclosure in the last paragraph to explain exactly how the March 2006 transaction will allow Dematco to raise the funds necessary to pursue its business plan. In this regard, specifically state where there is any funding commitment with respect to Dematco's operations.

Item 19, Amendment of Charter, Bylaws or Other Documents, page 20

28. Please revise to state the general effect of the amendment. For example, will the increase in the number of authorized shares have an anti-takeover effect? See the Instructions to Item 19 of Schedule 14A.

Item 3 of Schedule 14C, page 20

29. Please discuss any substantial interests that the applicable shareholders have related to the increase in authorized shares and potential total acquisition of Dematco.

30. Please discuss the likelihood that this acquisition will result in a change of control and discuss the possible implications to shareholders.

31. Please advise whether the increase in authorized shares will be used to facilitate the stock compensation plan discussed on page 11 of your February 28, 2006 10-QSB and disclose if any applicable shareholders have a substantial interest in the plan.

* * * * *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review.

Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:
:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at (202) 551-3304 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 with any other questions.

Regards,

Messeret Nega
Attorney-Advisor

cc: <u>Via Facsimile (818) 235-0134</u>
        Stephen Albright
        Albright & Blum
        17337 Ventura Boulevard, Suite 208
        Encino, CA 91316